Exhibit 99.1

Steakholder Foods® Reports H1 2024 Financial Results and Provides Business Update

Company Successfully Transitions from R&D to Commercial Phase with Four Strategic Deals Secured in First Half of 2024, All While Reducing Expenses By More Than 50%

Anticipates Generating Substantial Recurring Revenue Growth in 2025

Rehovot, Israel, August 30, 2024 — Steakholder Foods Ltd. (Nasdaq: STKH), a leading innovator in alternative proteins and 3D printing technologies, is pleased to provide a business update for the first half of 2024, including a summary of its successful advancements in funding, technological capabilities, commercialization and more. In parallel, the company has reported its H1 2024 financial results.

Arik Kaufman, CEO of Steakholder Foods, said: “Our transition from R&D to commercialization this year, marked by four strategic deals secured in the first half of 2024, represents a pivotal moment for our company. These deals are validating our technology in the marketplace, with one set to generate our first recurring revenue stream by late this year or early next year. While initial revenue will be modest, it provides crucial proof of concept of our recurring revenue business model.”

Mr. Kaufman continued, “The expectation of revenues did not interfere with the implementation of our fiscal responsibility plan, following which expenses were reduced by more than 50% in H1 2024, relative to the same period in 2023. Looking ahead to 2025, we anticipate meaningful recurring revenue growth as these deals mature and our innovative products gain market traction. The success of these initial deals is already catalyzing interest from other potential market participants. We’re particularly excited about advanced discussions for a significant international deal, which we aim to finalize by early 2025. This commercialization phase validates our R&D efforts and positions Steakholder Foods as a leader in the alternative protein market."

H1 2024 and Up to Date Business Highlights

Strategic Deals and Collaborations:

Wyler Farm, a leader in alternative protein production.

●	In February 2024, Steakholder Foods announced its inaugural commercial memorandum of understanding in the private sector with Wyler Farm. The terms of the deal involve Wyler Farm acquiring Steakholder Foods’ MX200 meat printer, along with its SH™- Beef premix blends for plant-based meat production.

●	In May 2024, the company announced a royalties and raw materials supply agreement with Wyler Farm whereby Wyler Farm will manufacture alternative proteins on a commercial scale using Steakholder Foods’ premixes and know-how, in return for the payment of royalties from sales.

Steakholder Foods Ltd.	1	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel		+972-73-332-2853

Industrial Technology Research Institute (ITRI), a Taiwan-based world-leading applied technology research institute.

●	In May 2024, Steakholder Foods announced a partnership agreement with ITRI to develop and commercialize a wide range of food products utilizing Steakholder Foods’ proprietary 3D printing technology and plant-based premixes tailored specifically for Taiwanese cuisine. To accelerate expansion across Taiwan, the partnership will focus on commercializing Steakholder Foods' products through collaborations with leading food companies in Taiwan. A key part of this strategy will involve the sale of Steakholder Foods' commercial-scale 3D printer and premixes to commercial partners.

Sherry Herring, a gourmet fish delicacies brand.

●	In June 2024, Steakholder Foods announced the signing of an MOU to establish a strategic partnership with Sherry Herring to unveil a new line of vegan fish salads developed with the company’s proprietary SH™- Fish premix blends. The collaboration will leverage Sherry Herring’s regional expertise and brand recognition to expand Steakholder Foods’ geographic footprint and customer base, and further bolster Steakholder Foods’ growing product portfolio. Capitalizing on Sherry Herring’s well-established distribution network spanning delis and restaurants, this new vegan fish salad line will roll out to Sherry Herring’s current channels as well as new locations.

Premazon, a renowned frozen foods manufacturer.

●	In August 2024, Steakholder Foods announced a strategic deal with Premazon to introduce a new line of plant-based white fish kebabs, developed with the company’s proprietary SH™- Fish premix blend and made commercially available through Premazon’s manufacturing capabilities and distribution network. Through this partnership, Premazon, known for its high-quality frozen food products, will integrate Steakholder Foods’ innovative SH™- Fish premix blend into a new plant-based white fish kebab line. Premazon currently produces and distributes its products across Israel, selling into hotels, restaurants, catering services and other foodservice establishments. This strategic partnership will leverage Premazon’s established distribution network, introducing the new line of plant-based white fish kebabs to these diverse channels in the Israeli market.

Funding:

Singapore-Israel Industrial R&D Foundation (SIIRD).

●	Following approval of a grant in the amount of one million U.S. dollars from the Singapore-Israel Industrial R&D Foundation, the Company received an initial payment of USD 220,000 in March 2024, following its successful production of 3-D printed hybrid fish using its proprietary Printer HD144 and Drop Location in Space (DLS)™ printing technologies.

Steakholder Foods Ltd.	2	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel		+972-73-332-2853

H1 2024 Financial Results Summary:

•	R&D expenses, net, decreased by 54% from $3.6 million in H1 2023 to $1.6 million in H1 2024. The decrease resulted mainly from the new focus adopted by the Company on developing novel, proprietary three-dimensional printers to print structured food, and the receipt of non-dilutive grant funding for research and development. Net of non-cashflow-affecting share-based payments, R&D expenses were the primary source of Company expenses, forming 43% of the Company’s expenses in H1 2024.

•	Marketing expenses decreased by 56% from $1.6 million in H1 2023 to $0.7 million in H1 2024. This reduction was primarily due to lower public relations and manpower costs. Net of non-cashflow-affecting share-based payments, marketing expenses formed 14% of the Company’s expenses in H1 2024.

•	General and administrative expenses decreased by 9% from $2.2 million in H1 2023 to $2.0 million in H1 2024. Net of non-cashflow-affecting share-based payments, general and administrative expenses formed 42% of the Company’s expenses in H1 2024.

•	Net loss decreased by 53% from $9.5 million in H1 2023 to $4.4 million in H1 2024. The decrease was primarily driven by a reduction in research and development expenses and marketing expenses. The loss per American Depositary Share in H1 2024 was $1.10 per ADS, compared to $4.00 per ADS in H1 2023.

•	Cash flow used in operating activities was $4.4 million in H1 2024, compared to $7.5 million in H1 2023.

•	Cash and equivalents as of June 30, 2024, were $5.4 million, compared to $4.2 million as of year-end 2023.

•	Non-current assets as of June 30, 2024, amounted to $5.8 million, unchanged from year-end 2023.

•	Total assets stood at $12.1 million as of June 30, 2024, compared to $10.8 million as of year-end 2023.

•	Total capital stood at $7.7 million as of June 30, 2024, compared to $5.8 million as of year-end 2023.

Outlook:

●	Looking ahead to the back half of this year, the Company’s focus remains on securing additional commercial deals, expanding its market reach, and launching more product applications. The strategic deals and technological advancements already achieved lay a solid foundation for the Company’s future growth and commercialization efforts.

●	As Steakholder Foods progresses through the early stages of commercial operations and product rollout, it anticipates modest initial revenue generation, which may commence in late fiscal year 2024 or early fiscal year 2025. Looking further ahead, the Company projects accelerated revenue growth in fiscal year 2025, as its commercial activities expand and its strategic agreements take full effect. The anticipated revenue growth will come from two main sources: printers and service, plant-based premixes for crafting edible products.

Steakholder Foods Ltd.	3	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel		+972-73-332-2853

Conference Call Information

●	The Company will host a conference call on Thursday, September 5, 2024 at 8:30 am Eastern Time to discuss financial results for the half-year ended June 30, 2024 and provide a business update. Investors interested in participating in the live call can dial (877) 407-3982 from the U.S. International callers can dial (201) 493-6780. A telephone replay will be available approximately two hours after the call concludes and will be available through Thursday, September 19, 2024, by dialing (844) 512-2921 from the U.S., or (412) 317-6671 from international locations; passcode is 13747922. The webcast will be archived for 30 days on the Investor Relations section of the Company's website at https://www.steakholderfoods.com/investors/investor-relations.

About Steakholder Foods

Steakholder Foods is at the forefront of transforming the alternative protein industries through its advanced technology. Founded in 2019, Steakholder Foods specializes in developing and selling 3D-printing production machines, supported by proprietary premix blends, formulated from the highest-quality raw ingredients. These innovative tools are designed to help manufacturers of all sizes efficiently produce foods that meet and exceed consumer expectations for taste, texture, and appearance and offer a safe and sustainable alternative to industrialized meat and seafood production.

Steakholder Foods’ expertise in creating alternative proteins products that replicate the complex textures of traditional meats such as beef steaks, white fish, shrimp, and eel. The company is also exploring the integration of cultivated cells, preparing for future advancements in food technology.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of the technologies which it is developing, which may require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with printing technologies, including three-dimensional food printing, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2023, filed with the Securities and Exchange Commission on April 30, 2024. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:

Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Steakholder Foods Investors@steakholderfoods.com

Steakholder Foods Ltd.	4	contact@steakholderfoods.com
5 Fikes St., Rehovot 8680500 Israel		+972-73-332-2853